WiSA Technologies, Inc.

15268 NW Greenbrier Pkwy

Beaverton, OR 97006

November 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington D.C. 20549

RE:	WiSA Technologies, Inc.
File No. 333-268231
Registration Statement on Form S-3

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:45 p.m. Eastern Time on November 18, 2022, or as soon thereafter as is practicable.

Sincerely,

WiSA Technologies, Inc.

By:	/s/ Brett Moyer
Brett Moyer
Chief Executive Officer

cc:	David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP
Aaron M. Schleicher, Sullivan & Worcester LLP